UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _________________________ FORM 6-K _________________________ REPORT OF FOREIGN PRIVATE ISSUER Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 May 2, 2018 _________________________ NOVO NORDISK A/S (Exact name of Registrant as specified in its charter) _________________________ Novo Allé DK-2880 Bagsværd Denmark (Adress of principal executive offices) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F x Form 40-F o Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes o No x If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2018 to 31 March 2018 2 May 2018 Novo Nordisk's operating profit decreased by 8% in Danish kroner and increased by 6% in local currencies in the first three months of 2018 Sales decreased by 5% in Danish kroner and increased by 5% in local currencies Sales decreased by 5% in Danish kroner and increased by 5% in local currencies to DKK 26.9 billion. • Sales of Victoza® increased by 4% to DKK 6.0 billion (18% in local currencies). • Sales of Tresiba® increased by 18% to DKK 1.8 billion (33% in local currencies). • Sales of Saxenda® increased by 43% to DKK 0.8 billion (64% in local currencies). • Sales in North America Operations decreased by 11% (increased by 3% in local currencies). • Sales in International Operations were unchanged (increased by 8% in local currencies). Sales within diabetes care and obesity decreased by 5% to DKK 22.6 billion (increased by 6% in local currencies). Sales within biopharmaceuticals decreased by 8% to DKK 4.3 billion (increased by 1% in local currencies). Operating profit decreased by 8% reported in Danish kroner and increased by 6% in local currencies to DKK 12.4 billion, reflecting the significant depreciation of the US dollar and related currencies versus the Danish krone. Net profit increased by 6% to DKK 10.8 billion. Diluted earnings per share increased by 8% to DKK 4.40. In February, Novo Nordisk announced that the European Commission had granted marketing authorisation for Ozempic® (subcutaneous semaglutide) for the treatment of adults with type 2 diabetes. In March, Novo Nordisk announced that the Japanese Ministry of Health, Labour and Welfare had approved Ozempic®. Furthermore, in February, Novo Nordisk launched Ozempic® in the USA following the approval in December 2017. In February, Novo Nordisk successfully completed the first phase 3a trial, PIONEER 1, with oral semaglutide for treatment of adults with type 2 diabetes. The trial achieved its primary objective by demonstrating statistically significant and superior improvements in blood glucose levels (HbA1c) for all three doses of oral semaglutide compared to placebo. In March, Novo Nordisk announced that the US Food and Drug Administration had approved an update to the US prescribing information for Tresiba® (insulin degludec) based on the DEVOTE trial to include data on cardiovascular outcomes and severe hypoglycaemia in the label. For 2018, sales growth is now expected to be 3-5% measured in local currencies compared with the prior guidance of 2-5% and operating profit growth is now expected to be 2-5% compared with the prior guidance of 1-5%. Sales growth and operating profit growth reported in Danish kroner are now expected to be 6 and 9 percentage points lower than in local currencies, respectively. Lars Fruergaard Jørgensen, president and CEO: “Based on the performance of our key products Victoza®, Tresiba® and Saxenda®, we delivered solid underlying growth in both sales and operating profit in the first three months of 2018. We reached important milestones with our once-weekly GLP-1 Ozempic®, as we launched in the USA and received approvals in both the EU and Japan. Moreover, we are encouraged by the first clinical results for oral semaglutide from the PIONEER 1 trial.” Novo Nordisk A/S Novo Allé Telephone: CVR Number: Investor Relations 2880 Bagsværd +45 4444 8888 24 25 67 90 Denmark www.novonordisk.com Company announcement No 37 / 2018

Financial report for the period 1 January 2018 to 31 March 2018 Page 2 of 29

About Novo Nordisk

Novo Nordisk is a global healthcare company with 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 42,700 people in 79 countries, and markets its products in more than 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Conference call details

On 2 May 2018 at 13.00 CEST, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors'. Presentation material for the conference call will be available approximately one hour before on the same page.

Webcast details

On 3 May 2018 at 14.15 CEST, corresponding to 8.15 am EDT, management will give a presentation to institutional investors and sell-side analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under 'Investors'. Presentation material for the webcast will be made available on the same page.

Financial calendar

8 August 2018	Financial statement for first six months of 2018
1 November 2018	Financial statement for first nine months of 2018
1 February 2019	Financial statement for 2018

Contacts for further information

Media:

Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (USA)	+1 267 809 7552	kiau@novonordisk.com

Investors:

Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Christina Kjær	+45 3079 3009	cnje@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Company announcement No 37 / 2018

LIST OF CONTENTS FINANCIAL PERFORMANCE ............................................................................................................. 4 Consolidated financial statement for the first three months of 2017 ............................................ 4 Sales development ....................................................................................................................... 5 Diabetes care and obesity, sales development .............................................................................. 6 Biopharmaceuticals, sales development ........................................................................................ 9 Development in costs and operating profit ................................................................................... 9 Financial items (net) ..................................................................................................................... 10 Capital expenditure and free cash flow ........................................................................................ 10 OUTLOOK ....................................................................................................................................... 11 RESEARCH & DEVELOPMENT UPDATE ............................................................................................. 13 SUSTAINABILITY UPDATE ................................................................................................................ 16 EQUITY ........................................................................................................................................... 16 MANAGEMENT STATEMENT ........................................................................................................... 19 FINANCIAL INFORMATION ............................................................................................................... 20 Appendix 1: Quarterly numbers in DKK........................................................................................ 20 Appendix 2: Income statement and statement of other comprehensive income............................ 21 Appendix 3: Cash flow statement................................................................................................ 22 Appendix 4: Balance sheet........................................................................................................... 23 Appendix 5: Equity statement...................................................................................................... 24 Appendix 6: Regional sales split................................................................................................... 25 Appendix 7: Key currency assumptions........................................................................................ 26 Appendix 8: Quarterly numbers in USD (additional information)................................................... 27 Appendix 9: Non-IFRS financial measures (additional information)................................................ 28 Appendix 10: New accounting standards in 2018........................................................................ 29 Financial report for the period 1 January 2018 to 31 March 2018 Page 3 of 29 Financial Performance Outlook R&D Sustainability Equity Financial Information Company announcement No 37 / 2018

Financial report for the period 1 January 2018 to 31 March 2018

Page 4 of 29

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST THREE MONTHS OF 2018

These unaudited consolidated financial statements for the first three months of 2018 have been prepared in accordance with IAS 34 'Interim Financial Reporting'. The accounting policies adopted in the preparation are consistent with those applied in the ***Annual Report 2017*** of Novo Nordisk, except for the adoption of new, amended or revised standards and interpretations ('IFRSs') as published by the IASB that are endorsed by the EU and effective as of 1 January 2018. This includes IFRS 9 'Financial Instruments' applied prospectively and IFRS 15 'Revenue from Contracts with Customers' applied on a modified retrospective basis, see appendix 10. Furthermore, the financial report including the consolidated financial statements for the first three months of 2018 and Management's review have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

Amounts are in DKK million, except number of shares, earnings per share and full-time equivalent employees.

PROFIT AND LOSS DKK million	**Q1 2018**	**Q1 2017**	**% change Q1 2017 to Q1 2018**
Net sales	**26,930**	**28,452**	**(5%)**
Gross profit	**22,733**	**24,201**	**(6%)**
Gross margin	84.4%	85.1%	
Sales and distribution costs	6,451	6,787	(5%)
Percentage of sales	24.0%	23.9%	
Research and development costs	3,321	3,289	1%
Percentage of sales	12.3%	11.6%	
Administrative costs	864	913	(5%)
Percentage of sales	3.2%	3.2%	
Other operating income, net	351	278	26%
Operating profit	**12,448**	**13,490**	**(8%)**
Operating margin	46.2%	47.4%	
Financial items (net)	1,161	(486)	N/A
Profit before income taxes	**13,609**	**13,004**	**5%**
Income taxes	**2,858**	**2,848**	**0%**
Effective tax rate	21.0%	21.9%	
Net profit	**10,751**	**10,156**	**6%**
Net profit margin	39.9%	35.7%	
OTHER KEY NUMBERS			
Depreciation, amortisation and impairment losses	732	708	3%
Capital expenditure (tangible assets)	2,310	1,604	44%
Net cash generated from operating activities	9,815	12,098	(19%)
Free cash flow	7,241	10,400	(30%)
Total assets	93,558	94,213	(1%)
Equity	44,238	40,301	10%
Equity ratio	47.3%	42.8%	
Average number of diluted shares outstanding (million)	2,442.3	2,500.0	(2%)
Diluted earnings per share / ADR (in DKK)	**4.40**	**4.06**	**8%**
Full-time equivalent employees end of period	42,688	41,636	3%

Financial Performance | Outlook | R&D | Sustainability | Equity | Financial Information

Company announcement No 37 / 2018

Financial report for the period 1 January 2018 to 31 March 2018 Page 5 of 29

SALES DEVELOPMENT

Sales decreased by 5% measured in Danish kroner and increased by 5% in local currencies, reflecting a significant impact from the depreciation of the US dollar and related currencies versus the Danish krone. Sales growth was realised within diabetes care and obesity with the majority of growth originating from Victoza®, Tresiba® and Saxenda®, partly offset by declining sales of Levemir®. Sales growth within biopharmaceuticals was driven by increased sales of NovoEight® and NovoSeven®, partly offset by Other biopharmaceuticals.

Sales split per therapy The diabetes care and obesity segment	Sales Q1 2018 DKK million	Sales Q1 2017 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
Long-acting insulin	4,873	5,606	(13%)	(3%)	(10%)
- *Tresiba®*	*1,755*	*1,491*	*18%*	*33%*	*33%*
- *Xultophy®*	*338*	*103*	*228%*	*246%*	*17%*
- *Levemir®*	*2,780*	*4,012*	*(31%)*	*(22%)*	*(60%)*
Premix insulin	2,642	2,861	(8%)	1%	2%
- *Ryzodeg®*	*141*	*95*	*48%*	*65%*	*4%*
- *NovoMix®*	*2,501*	*2,766*	*(10%)*	*(1%)*	*(2%)*
Fast-acting insulin	4,778	5,317	(10%)	0%	0%
- *Fiasp®*	*83*	*3*	-	-	*6%*
- *NovoRapid®*	*4,695*	*5,314*	*(12%)*	*(2%)*	*(6%)*
Human insulin	2,366	2,516	(6%)	3%	4%
Total insulin	**14,659**	**16,300**	**(10%)**	**0%**	**(4%)**
Total GLP-1	6,058	5,750	5%	19%	73%
- *Victoza®*	*5,989*	*5,750*	*4%*	*18%*	*68%*
- *Ozempic®*	*69*	-	-	-	*5%*
Other diabetes care[1]	1,121	1,172	(4%)	5%	4%
Total diabetes care	**21,838**	**23,222**	**(6%)**	**5%**	**73%**
Obesity (Saxenda®)	770	539	43%	64%	23%
Diabetes care and obesity total	**22,608**	**23,761**	**(5%)**	**6%**	**96%**
The biopharmaceuticals segment					
Haemophilia[2]	2,503	2,576	(3%)	7%	12%
- *NovoSeven®*	*2,154*	*2,311*	*(7%)*	*3%*	*4%*
- *NovoEight®*	*296*	*229*	*29%*	*38%*	*6%*
Growth disorders	1,481	1,646	(10%)	0%	0%
Other biopharmaceuticals[3]	338	469	(28%)	(23%)	(8%)
Biopharmaceuticals total	**4,322**	**4,691**	**(8%)**	**1%**	**4%**
Total sales	**26,930**	**28,452**	**(5%)**	**5%**	**100%**

[1] Primarily NovoNorm® and needles.
[2] Comprises NovoSeven®, NovoEight®, NovoThirteen® and Refixia®.
[3] Primarily Vagifem® and Activelle®.

Both International Operations and North America Operations contributed to sales growth with 70% and 30% respectively. Within International Operations, the main growth contributors were Region Latin America, Region AAMEO (Africa, Asia, Middle East and Oceania) and Region China, partly offset by Region Japan & Korea. Sales growth in Region Latin America of 73% measured in local currencies was positively impacted by 9% percentage points due to inflationary price effects in countries with high inflation.

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Company announcement No 37 / 2018

Financial report for the period 1 January 2018 to 31 March 2018 Page 6 of 29

Sales split per region	Sales Q1 2018 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
North America Operations	**13,366**	**(11%)**	**3%**	**30%**
- USA	12,878	(11%)	3%	30%
International Operations	**13,564**	**0%**	**8%**	**70%**
- Region Europe	5,233	0%	1%	2%
- Region AAMEO	2,899	(2%)	12%	23%
- Region China	3,029	(1%)	6%	12%
- Region Japan & Korea	1,257	(14%)	(6%)	(6%)
- Region Latin America	1,146	44%	73%	39%
Total sales	**26,930**	**(5%)**	**5%**	**100%**

Please refer to appendix 6 for further details on sales in the first three months of 2018.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from February 2018 and February 2017 provided by the independent data provider IQVIA.

DIABETES CARE AND OBESITY, SALES DEVELOPMENT

Sales of diabetes care and obesity products decreased by 5% measured in Danish kroner and increased by 6% in local currencies to DKK 22,608 million. Novo Nordisk is the world leader in diabetes care with a global value market share of 27%.

Insulin

Sales of insulin decreased by 10% to DKK 14,659 million measured in Danish kroner and remained unchanged in local currencies. Measured in local currencies, sales were driven by International Operations, where all five regions apart from Region Japan & Korea contributed to growth, offset by lower sales in North America Operations. Novo Nordisk is the global leader with 46% of the total insulin market and 45% of the market for modern insulin and new-generation insulin, both measured in volume.

Sales of long-acting insulin (Tresiba®, Xultophy® and Levemir®) decreased by 13% measured in Danish kroner and 3% in local currencies to DKK 4,873 million.

Sales of Tresiba® (insulin degludec), the once-daily new-generation insulin, reached DKK 1,755 million compared with DKK 1,491 million in 2017. The roll-out of Tresiba® continues and the product has now been launched in 65 countries. Generally, Tresiba® has shown solid penetration in markets with reimbursement at a similar level to insulin glargine U100, whereas penetration remains modest in markets with restricted market access.

Sales of Xultophy®, a once-daily combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), reached DKK 338 million compared with DKK 103 million in 2017. Sales growth was driven by both International Operations, where predominantly Region Europe contributed to growth, and North America Operations. Xultophy® has now been launched in 22 countries.

Sales of premix insulin (Ryzodeg® and NovoMix®) decreased by 8% measured in Danish kroner and increased by 1% in local currencies to DKK 2,642 million.

Sales of Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, reached DKK 141 million compared with DKK 95 million in 2017. Ryzodeg® has now been marketed in 20 countries, and feedback from patients and prescribers is encouraging.

Sales of fast-acting insulin (Fiasp® and NovoRapid®) decreased by 10% to DKK 4,778 million measured in Danish kroner and remained unchanged in local currencies.

Sales of Fiasp®, the novel mealtime fast-acting insulin aspart, were DKK 83 million. Fiasp® has been launched in 17 countries.

Financial Performance | Outlook | R&D | Sustainability | Equity | Financial Information

Company announcement No 37 / 2018

Financial report for the period 1 January 2018 to 31 March 2018 Page 7 of 29

INSULIN MARKET SHARES (volume, MAT)	**Novo Nordisk's share of the total insulin market**		**Novo Nordisk's share of the modern insulin and new-generation insulin market***	
	February 2018	February 2017	February 2018	February 2017
Global	**46.4%**	**46.3%**	**45.0%**	**44.5%**
North America Operations	**39.3%**	**37.3%**	**40.1%**	**38.0%**
- USA	39.5%	37.1%	40.6%	38.2%
International Operations	**49.5%**	**50.3%**	**47.6%**	**48.1%**
- Region Europe	44.0%	45.0%	43.7%	44.6%
- Region AAMEO**	55.6%	56.9%	50.7%	51.6%
- Region China***	57.8%	58.8%	60.9%	60.8%
- Region Japan & Korea	49.8%	49.2%	49.6%	48.4%
- Region Latin America****	42.7%	41.5%	39.0%	40.0%

Source: IQVIA, February 2018 data. * Modern insulin and new-generation insulin comprises the following Novo Nordisk products: Levemir®, NovoMix®, NovoRapid®, Tresiba®, Xultophy®, Ryzodeg® and Fiasp® ** Data for 11 selected private markets representing approximately 70% of total Novo Nordisk's diabetes care sales in the region. *** Data for mainland China, excluding Hong Kong and Taiwan. **** Data for three selected private markets representing approximately 70% of total Novo Nordisk's diabetes care sales in the region.

North America Operations

Sales of insulin in North America Operations decreased by 19% in Danish kroner and by 7% in local currencies. The decline in sales in the USA was mainly driven by lower Levemir® sales due to lower realised prices as well as lower sales of NovoRapid® due to phasing of rebates in 2017. The sales development was partly offset by higher sales of Tresiba® due to market share gain, underlying volume growth of both the long-acting and short-acting insulin segments as well as increased sales of Xultophy® 100/3.6.

International Operations

Sales of insulin in International Operations decreased by 1% in Danish kroner and increased by 6% in local currencies. Sales growth measured in local currencies was driven by long-acting, premix and fast-acting insulin, partly offset by declining human insulin sales.

Region Europe

Sales of insulin in Region Europe increased by 1% in both Danish kroner and in local currencies. Sales were driven by the penetration of Xultophy®, Fiasp® and Tresiba® across the region, partly offset by contracting Levemir® sales reflecting the continued roll-out of Tresiba® as well as declining NovoMix® and human insulin sales.

Region AAMEO

Sales of insulin in Region AAMEO remained unchanged in Danish kroner and increased by 14% in local currencies. The sales growth measured in local currencies was driven by growth of the overall diabetes care market and positive contribution from all three insulin segments: long-acting, premix and fast-acting as well as human insulin.

Region China

Sales of insulin in Region China decreased by 3% in Danish kroner and increased by 3% in local currencies. The sales growth measured in local currencies was driven by continued growth in the three insulin segments: long-acting, premix and fast-acting, and Novo Nordisk has improved its market share in the long-acting and fast-acting insulin segments and thereby stabilised the modern insulin market share, partly offset by lower human insulin sales.

Region Japan & Korea

Sales of insulin in Region Japan & Korea decreased by 10% in Danish kroner and by 2% in local currencies. The decline in sales was driven by NovoMix® and NovoRapid® as well as lower human insulin sales, partly offset by positive contribution from the continued uptake of Ryzodeg® and Tresiba® in Japan.

Region Latin America

Sales of insulin in Region Latin America increased by 4% in Danish kroner and by 30% in local currencies. The increased sales is driven by growth of the overall diabetes care market and positive contribution from all three insulin segments: long-acting, premix and fast-acting as well as human insulin.

Financial Performance | Outlook | R&D | Sustainability | Equity | Financial Information

Company announcement No 37 / 2018

Financial report for the period 1 January 2018 to 31 March 2018 Page 8 of 29

GLP-1 therapy for type 2 diabetes

Sales of GLP-1 therapy for type 2 diabetes (Victoza® and Ozempic®) increased by 5% in Danish kroner and by 19% in local currencies to DKK 6,058 million. Sales growth is predominantly driven by North America Operations comprising 84% share of the GLP-1 growth. The GLP-1 segment's value share of the total diabetes care market has increased to 12.3% compared with 10.2% 12 months ago. Victoza® continues to be the market leader in the GLP-1 segment with a 48% value market share.

GLP-1 MARKET SHARES (value, MAT)	**GLP-1 share of total diabetes care market**		**Victoza® share of GLP-1 market**	
	February 2018	February 2017	February 2018	February 2017
Global	**12.3%**	**10.2%**	**48%**	**56%**
North America Operations	**14.5%**	**12.0%**	**47%**	**54%**
- USA	14.7%	12.1%	47%	53%
International Operations	**6.8%**	**6.0%**	**55%**	**63%**
- Region Europe	10.8%	9.8%	57%	64%
- Region AAMEO*	2.8%	2.4%	47%	53%
- Region China**	1.0%	0.9%	73%	58%
- Region Japan & Korea	4.9%	3.6%	38%	55%
- Region Latin America***	5.4%	4.8%	73%	87%

Source: IQVIA, February 2018 data MAT. * Data for 11 selected private markets representing approximately 70% of Novo Nordisk's total diabetes care sales in the region. ** Data for mainland China, excluding Hong Kong and Taiwan. *** Data for three selected private markets representing approximately 70% of Novo Nordisk's total diabetes care sales in the region.

North America Operations

Sales of Victoza® in North America Operations increased by 3% in Danish kroner and by 19% in local currencies. Sales growth is driven by an underlying prescription volume growth of the GLP-1 class of more than 20% in the USA and the positive impact from the expanded CV label for Victoza®. In February 2018, Novo Nordisk launched Ozempic® in the USA, a new once-weekly GLP-1, and the initial feedback from prescribers and payers is positive and the formulary coverage for Ozempic® is progressing well. Ozempic® sales were predominantly driven by inventory build-up related to the launch. The growth of the GLP-1 market continues to be driven by competing once-weekly products and Victoza®. The value share of the GLP-1 class of the total North American diabetes care market has increased to 14.7%. Despite intensified competition, Novo Nordisk is still the market leader with a 47% value market share.

International Operations

Sales of Victoza® in International Operations increased by 6% in Danish kroner and by 12% in local currencies. Sales growth is driven by all regions. The value share of the GLP-1 class of the total International Operations diabetes care market has increased to 6.8% from 6.0% in 2017. Victoza® is the market leader with a 55% value market share.

Region Europe

Sales in Region Europe increased by 7% in both Danish kroner and in local currencies. The sales development reflects positive impact from the expanded CV label for Victoza® as well as competition from a recently introduced once-weekly product. In Region Europe, the value share of the GLP-1 class of the total diabetes care market has increased to 10.8%. Victoza® remains the market leader in Region Europe with a 57% value market share.

Region AAMEO

Sales in Region AAMEO increased by 1% in Danish kroner and by 16% in local currencies. Sales growth is primarily driven by a number of countries in the Middle East. The value share of the GLP-1 class of the total diabetes care market increased to 2.8%. Victoza® is the GLP-1 market leader across Region AAMEO with a value market share of 47%.

Region China

Sales in Region China increased by 43% in Danish kroner and by 53% in local currencies. The increase in sales reflects the inclusion of Victoza® in the Chinese National Reimbursement Drug List in July 2017. In China, the volume

Financial Performance | Outlook | R&D | Sustainability | Equity | Financial Information

Company announcement No 37 / 2018

growth is encouraging, and Victoza® has increased its GLP-1 value market share to 73%. However, the GLP-1 class only represents 1.0% of the total diabetes care market measured in value. Region Japan & Korea Sales in Region Japan & Korea decreased by 6% in Danish kroner and increased by 3% in local currencies. The sales growth measured in local currencies reflects the continued expansion of the GLP-1 market in Japan, partly offset by intensified competition from a once-weekly product. In Region Japan & Korea, the GLP-1 class represents 4.9% of the total diabetes care market value compared with 3.6% in 2017. Victoza® holds a value market share of 38%. Region Latin America Sales in Region Latin America increased by 3% in Danish kroner and by 24% in local currencies. The sales growth reflects the continued expansion of the GLP-1 markets across the region. In Region Latin America, the GLP-1 class represents 5.4% of the total diabetes care market value compared with 4.8% in 2017. Victoza® remains the leader in the class with a value market share of 73%. Other diabetes care Sales of other diabetes care products, predominantly consisting of oral antidiabetic products and needles, declined by 4% to DKK 1,121 million and increased by 5% in local currencies. Increasing sales measured in local currencies were seen in both North America Operations and International Operations, where all regions apart from Region Europe and Region AAMEO experienced increased sales. Saxenda® (obesity) Sales of Saxenda®, liraglutide 3 mg for weight management, increased by 43% in Danish kroner and by 64% in local currencies to DKK 770 million. Sales growth was driven by both North America Operations and International Operations, where Region AAMEO, Region Latin America and Region Europe contributed to growth. Saxenda® was launched in May 2015 in the USA and has obtained broad commercial formulary market access, but generally with prior authorisation requirements. Saxenda® has now been launched in 26 countries. BIOPHARMACEUTICALS, SALES DEVELOPMENT Sales of biopharmaceutical products decreased by 8% measured in Danish kroner and increased by 1% in local currencies to DKK 4,322 million. Increasing sales were realised in International Operations, partly offset by lower sales in North America Operations. Haemophilia Sales of haemophilia products decreased by 3% measured in Danish kroner and increased by 7% in local currencies to DKK 2,503 million. The sales increase measured in local currencies was primarily driven by increased NovoSeven® sales in Region Latin America due to timing of tender deliveries, partly offset by lower NovoSeven® sales in the USA and Region Europe reflecting increased competition from a recently introduced product. Furthermore, sales of NovoEight® in the USA and in Region Europe contributed to the growth. Growth disorders Sales of growth disorder products decreased by 10% to DKK 1,481 million measured in Danish kroner and remained unchanged in local currencies. The sales development measured in local currencies was driven by positive contribution from North America Operations, offset by declining sales in International Operations predominantly Region Japan & Korea, Region AAMEO and Region Europe. Novo Nordisk is the leading company in the global human growth disorder market with a 27% market share measured in volume. Other biopharmaceuticals Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy- related (HRT) products, declined by 28% measured in Danish kroner and by 23% in local currencies to DKK 338 million, primarily reflecting an effect from the launch of a generic version of Vagifem® in the USA. Financial report for the period 1 January 2018 to 31 March 2018 Page 9 of 29 Financial Performance Outlook R&D Sustainability Equity Financial Information Company announcement No 37 / 2018 DEVELOPMENT IN COSTS AND OPERATING PROFIT The cost of goods sold remained broadly unchanged at DKK 4,197 million, resulting in a gross margin of 84.4% measured in Danish kroner and 85.1% in local currencies, compared with 85.1% in 2017. The decline in gross margin reflects a negative currency impact of 0.7 percentage point. In addition, the gross margin was negatively impacted by lower prices primarily reflecting intensified competition in the insulin segment in the USA. The negative development in gross margin was partly offset by a positive contribution from product mix due to higher Victoza®, Tresiba® and Saxenda® sales, but partly countered by lower contribution from NovoSeven®. Sales and distribution costs declined by 5% in Danish kroner and increased by 5% in local currencies to DKK 6,451 million. The increase in sales and distribution costs reflects higher promotional activities in both International Operations and North America Operations to support Victoza® and Saxenda® as well as the launch activities for Ozempic®, especially in the USA, partly offset by lower costs for legal cases. Research and development costs increased by 1% in Danish kroner and by 5% in local currencies to DKK 3,321 million, reflecting higher costs for both research and development. The increase in research costs was driven by increased costs for the diabetes care and obesity portfolio. The increase in development costs was predominantly driven by the phase 3b SUSTAIN programme for Ozempic®. Administration costs declined by 5% in Danish kroner and remained broadly unchanged in local currencies to DKK 864 million. The development in administrative costs measured in local currencies is mainly related to general cost control initiatives. Other operating income (net) was DKK 351 million compared with DKK 278 million in 2017. In the first three months of 2018, Novo Nordisk recorded a net gain of DKK 122 million following the disposal of 2 million shares in NNIT to Novo Holdings A/S. Novo Nordisk now controls 17.5% of the share capital of NNIT A/S, which remains an associated company of Novo Nordisk A/S. Operating profit decreased by 8% in Danish kroner and increased by 6% in local currencies to DKK 12,448 million. Financial report for the period 1 January 2018 to 31 March 2018 Page 10 of 29 Financial Performance Outlook R&D Sustainability Equity Financial Information Company announcement No 37 / 2018 FINANCIAL ITEMS (NET) Financial items (net) showed a net gain of DKK 1,161 million compared with a net loss of DKK 486 million in 2017. In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the Group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a gain of DKK 1,107 million compared with a loss of DKK 468 million in 2017. This development reflects a gain on foreign exchange hedging involving especially the US dollar and Japanese yen versus the Danish krone. The financial items (net) for the first three months of 2018 is after a positive market value of financials contracts as per the end of March 2018 of approximately DKK 1.5 billion has been deferred for income recognition later in 2018. CAPITAL EXPENDITURE AND FREE CASH FLOW Net capital expenditure for property, plant and equipment was DKK 2.3 billion compared with DKK 1.6 billion in 2017. Net capital expenditure was primarily related to investments in a new production facility for a range of diabetes active pharmaceutical ingredients in Clayton, North Carolina, USA, a new diabetes care filling capacity in Hillerød, Denmark and an expansion of the manufacturing capacity for biopharmaceutical products in Kalundborg, Denmark. Free cash flow was DKK 7.2 billion compared with DKK 10.4 billion in 2017. The decline of 30% compared with 2017 primarily reflects the timing of rebate payments in the USA, increased capital expenditure and increased investment in intangible assets reflecting a recent acquisition of a priority review voucher for Novo Nordisk diabetes care and obesity development portfolio.

Financial report for the period 1 January 2018 to 31 March 2018 Page 11 of 29

OUTLOOK

OUTLOOK 2018

The current expectations for 2018 are summarised in the table below:

Expectations are as reported, if not otherwise stated	**Expectations 2 May 2018**	**Expectations 1 February 2018**
Sales growth		
in local currencies	**3% to 5%**	2% to 5%
as reported	**Around 6 percentage points lower than in local currencies**	Around 7 percentage points lower than in local currencies
Operating profit growth		
in local currencies	**2% to 5%**	1% to 5%
as reported	**Around 9 percentage points lower than in local currencies**	Around 10 percentage points lower than in local currencies
Financial items (net)	**Gain of around DKK 1.9 billion**	Gain of around DKK 2.5 billion
Effective tax rate	20% to 22%	20% to 22%
Capital expenditure	Around DKK 9.5 billion	Around DKK 9.5 billion
Depreciation, amortisation and impairment losses	Around DKK 3 billion	Around DKK 3 billion
Free cash flow	DKK 27-32 billion	DKK 27-32 billion

For 2018, **sales growth** is now expected to be 3% to 5%, measured in local currencies. This guidance reflects expectations for robust performance for the portfolio of new-generation insulin and the GLP-1 products Victoza® and Ozempic® as well as a solid contribution from Saxenda®. Sales growth is expected to be partly countered by intensifying global competition both within diabetes care and biopharmaceuticals, especially within the haemophilia inhibitor segment, as well as continued pricing pressure within diabetes care, especially in the USA. Overall, the expectations are based on an assumption of a broadly unchanged global macroeconomic environment. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 6 percentage points lower in local currencies.

In the USA, the funding of the Medicare Part D coverage gap has been changed based on new legislation with effect from **2019**. Under the new structure, pharmaceutical companies are required to cover 70% of the coverage gap compared with a current level of 50%. Novo Nordisk expects Group sales in 2019 to be negatively impacted by 1-2% as a result of this change.

For 2018, **operating profit growth** is now expected to be 2% to 5%, measured in local currencies. The expectation for operating profit growth primarily reflects the sales growth outlook and continued focus on cost control. The outlook also reflects a planned increase in the sales and distribution costs to support the commercialisation efforts for Ozempic®. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 9 percentage points lower in local currencies.

For 2018, Novo Nordisk now expects **financial items (net)** to amount to a gain of around DKK 1.9 billion, partly offsetting the negative currency impact on operating profit. The current expectation for 2018 reflects gains associated with foreign exchange hedging contracts, mainly related to the US dollar and Japanese yen versus the Danish krone, partly offset by losses on non-hedged currencies. The expectation for financial items (net) reflects that net gains of DKK 0.7 billion in relation to foreign exchange hedging contracts as per 25 April 2018 are expected to be income recognised later in 2018.

The **effective tax rate** for 2018 is expected to be in the range of 20-22%. The range for effective tax rate is positively impacted by the reduced federal corporate tax rate in 2018 in the USA.

Capital expenditure is expected to be around DKK 9.5 billion in 2018, primarily related to investments in additional capacity for active pharmaceutical ingredient production within diabetes care and an expansion of the diabetes care filling capacity. **Depreciation, amortisation and impairment losses** are expected to be around DKK 3 billion. **Free cash flow** is expected to be DKK 27-32 billion.

Financial Performance | **Outlook** | R&D | Sustainability | Equity | Financial Information

Company announcement No 37 / 2018

All of the above expectations are based on assumptions that the global economic and political environment will not significantly change business conditions for Novo Nordisk during 2018, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions. Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below. Key invoicing currencies Impact on Novo Nordisk's operating profit in the next 12 months of a 5% immediate movement in currency Hedging period (months) USD DKK 1,900 million 12 CNY DKK 330 million 6* JPY DKK 175 million 12 GBP DKK 95 million 12 CAD DKK 80 million 10 * Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure The financial impact from foreign exchange hedging is included in Financial items (net). Financial report for the period 1 January 2018 to 31 March 2018 Page 12 of 29 Financial Performance Outlook R&D Sustainability Equity Financial Information Company announcement No 37 / 2018

RESEARCH & DEVELOPMENT UPDATE DIABETES Ozempic® (NN9535) granted marketing authorisation by the European Commission In February, Novo Nordisk announced that the European Commission (EC) has granted marketing authorisation for Ozempic® (subcutaneous semaglutide) for the treatment of adults with type 2 diabetes. Ozempic® is a new once- weekly analogue of human glucagon-like peptide-1 (GLP-1) indicated as monotherapy when metformin is considered inappropriate due to intolerance or is contraindicated, and as an addition to other medicinal products for the treatment of diabetes. The marketing authorisation applies to all 28 European Union member states. The approval of Ozempic® is based on the SUSTAIN programme, a global clinical development programme that comprised eight phase 3a trials, encompassing more than 8,000 adults with type 2 diabetes. The label reflects the superior and sustained reductions in HbA1c and body weight achieved with Ozempic® relative to comparator treatments, cardiovascular benefits and the statistically significant reduction in diabetic nephropathy with Ozempic® relative to standard of care. Ozempic® has been approved in the EU for use in a multi-dose Ozempic® pen, the latest generation of Novo Nordisk prefilled devices. In March 2018, Novo Nordisk submitted a variation application to the European Medicines Agency (EMA), seeking approval for the change in the Ozempic® pen offering from the multi- dose (three-dose) pen to three separate pens. The new pen offering will help facilitate reimbursement for patients with type 2 diabetes using Ozempic®. The launch of Ozempic® is expected to take place in the first EU countries in the second half of 2018 following the review of the variation application for the updated pen offering. In March, Novo Nordisk, submitted a variation application for including SUSTAIN 7 data in the label in the EU. Results from SUSTAIN 7 demonstrated that people with type 2 diabetes treated with Ozempic® experienced superior reduction in HbA1c and body weight compared to treatment with the competing once-weekly GLP-1 receptor agonist dulaglutide. SUSTAIN 7 was a 40-week trial investigating the efficacy and safety of 0.5 mg semaglutide compared with 0.75 dulaglutide and 1.0 mg semaglutide compared with 1.5 mg dulaglutide, when added to metformin. Ozempic® (NN9535) approved in Japan for the treatment of type 2 diabetes In March, Novo Nordisk announced that the Japanese Ministry of Health, Labour and Welfare has approved Ozempic® based on results from the SUSTAIN clinical trial programme. The approval is based on the results from five SUSTAIN trials, including approximately 1,200 adults from Japan. The approved label reflects that treatment with Ozempic® resulted in greater reductions in HbA1c relative to comparator treatments, as well as greater reductions in mean body weight achieved with Ozempic® in Japanese people compared to placebo in the two SUSTAIN monotherapy trials. Novo Nordisk expects to launch Ozempic® in Japan once reimbursement has been obtained. FDA approves inclusion of data on cardiovascular outcomes and severe hypoglycaemia in the Tresiba® (NN1250) label In March, Novo Nordisk announced that the US Food and Drug Administration (FDA) had approved an update to the US prescribing information for Tresiba® (insulin degludec) to include data from the DEVOTE trial. The DEVOTE trial included 7,637 adults with type 2 diabetes at high cardiovascular risk and demonstrated non-inferiority of Tresiba® compared to insulin glargine U100 with regards to major adverse cardiovascular events (MACE) with a hazard ratio of 0.91. MACE was defined as first occurrence of cardiovascular death, non-fatal myocardial infarction or non-fatal stroke. As a prespecified secondary end-point, treatment with Tresiba® resulted in 40% statistically significant lower rate of severe hypoglycaemia compared to insulin glargine U100. The glycaemic control between the two groups was similar at baseline and throughout the trial. The Tresiba® label was updated to reflect safety outcomes from the trial, the cardiovascular safety as well as the severe hypoglycaemia data. Furthermore, supplemental applications were submitted to the FDA in September 2016 for including data from the two SWITCH phase 3b trials in the label for Tresiba®. Following interactions with FDA, Novo Nordisk has withdrawn the applications related to the data from the SWITCH trials. CHMP adopts positive opinion for EU label update of Xultophy® (NN9068) based on the LEADER and DEVOTE trials In April, the Committee for Medicinal Products for Human Use (CHMP), under the European Medicines Agency (EMA), issued a positive opinion for including data from the LEADER and DEVOTE cardiovascular outcomes trials in Financial report for the period 1 January 2018 to 31 March 2018 Page 13 of 29 Financial Performance Outlook R&D Sustainability Equity Financial Information Company announcement No 37 / 2018 the EU prescribing information of Xultophy®, a once-daily, single injection fixed ratio combination of a long-acting basal insulin (insulin degludec) and a GLP-1 receptor agonist (liraglutide). New drug application for Ryzodeg® (NN5401) submitted to the China FDA In March, Novo Nordisk submitted a new drug application for Ryzodeg® to the China Food and Drug Administration (FDA) based on results from a randomised trial in more than 500 Chinese adults with type 2 diabetes. The trial demonstrated the efficacy and safety of Ryzodeg® compared with NovoMix® 30 and thereby confirmed the results from the original development programme for Ryzodeg®. Novo Nordisk submits application to the US FDA to include LEADER and DEVOTE data in Xultophy® (NN9068) label In April, Novo Nordisk submitted a supplemental New Drug Application (sNDA) to the US Food and Drug Administration (FDA) for including data from the LEADER and DEVOTE cardiovascular outcomes trials in the product information of Xultophy®100/3.6. Xultophy® (NN9068) DUAL I Japan phase 3a results In March 2018, Novo Nordisk completed the DUAL I Japan phase 3a trial with Xultophy®. The three-arm trial investigated the efficacy and safety of Xultophy® compared with Tresiba® freely up-titrated and with Victoza® escalated to a fixed maximum of 1.8 mg, after 52 weeks of treatment in 819 Japanese adults previously treated with one oral antidiabetic agent.  The trial successfully met all predefined confirmatory endpoints and fulfilled its objective of demonstrating that treatment with Xultophy® was superior compared to both Tresiba® and Victoza® with regards to lowering of HbA1c with differences of 0.6% in favour of Xultophy® compared with Tresiba® and of 0.5% in favour of Xultophy® compared with Victoza®. Furthermore, people treated with Xultophy® experienced weight gain of 2.9 kg, compared with weight gain of 4.1 kg for people treated with Tresiba®, corresponding to a statistically significant and superior treatment difference of 1.2 kg also in favour of Xultophy®. The rate of confirmed hypoglycaemic episodes per 100 person-years of exposure was 158 with Xultophy® and 325 with Tresiba® and four with Victoza®, corresponding to a statistically significant and superior reduction of 52% with Xultophy® vs Tresiba® and a statistically significant increase with Xultophy® vs Victoza®. No unexpected safety and tolerability issues were identified for Xultophy®. Successful completion of the first phase 3a trial, PIONEER 1, with oral semaglutide (NN9924) In February, Novo Nordisk announced the headline results from PIONEER 1, the first phase 3a trial with oral semaglutide for treatment of adults with type 2 diabetes. Oral semaglutide is a new GLP-1 analogue to be taken once daily as a tablet. The global 26-week trial investigated the efficacy and safety of 3, 7 and 14 mg oral semaglutide compared with placebo in 703 people with type 2 diabetes. Two distinct approaches to evaluating the effect of oral semaglutide were applied in the PIONEER 1 trial; a primary statistical principle required by recent regulatory guidelines evaluating the effect regardless of treatment adherence and a secondary statistical principle describing the effect if people had adhered to treatment and did not initiate rescue medication. The trial achieved its primary objective according to the primary statistical principle by demonstrating statistically significant and superior improvements in HbA1c for all three doses of oral semaglutide compared to placebo. Moreover, the 14 mg dose of oral semaglutide demonstrated statistically significant and superior weight loss versus placebo; weight loss was observed for the 7 mg and 3 mg doses but did not reach statistical significance. Applying the secondary statistical principle, people treated with 3, 7 and 14 mg oral semaglutide achieved reductions in HbA1c of 0.8%, 1.3% and 1.5%, respectively, compared to a reduction of 0.1% in people treated with placebo from a mean baseline of 8.0%. The American Diabetes Association (ADA) treatment target of HbA1c below 7.0% was achieved by 59%, 72% and 80% of people on treatment with 3, 7 and 14 mg oral semaglutide, respectively, compared to 34% of the people treated with placebo. In addition, from a mean baseline body weight of 88 kg and a BMI of 31.8 kg/m2, people treated with 3, 7 and 14 mg oral semaglutide experienced a weight loss of 1.7 kg, 2.5 kg and 4.1 kg, respectively, compared to a weight loss of 1.5 kg in people treated with placebo. In the trial, oral semaglutide appeared to have a safe and well-tolerated clinical profile. The most common adverse event for all three oral semaglutide doses was mild to moderate nausea, which diminished over time. Between 5% and 16% of people treated with oral semaglutide experienced nausea, compared to 6% of people treated with Financial report for the period 1 January 2018 to 31 March 2018 Page 14 of 29 Financial Performance Outlook R&D Sustainability Equity Financial Information Company announcement No 37 / 2018 placebo. Premature treatment discontinuation due to adverse events ranged from 2% to 7% for people treated with oral semaglutide, compared to 2% for people treated with placebo. LAI287 (NN1436) phase 1 trial successfully completed In February, Novo Nordisk completed a phase 1 multiple dose trial, investigating the safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) of an optimised formulation of LAI287 for subcutaneous administration to individuals with type 2 diabetes. LAI287 is injectable insulin intended for once-weekly dosing to cover the basal insulin requirement in patients with diabetes. The trial demonstrated that LAI287 was well tolerated, and glucose control and variability were similar to that obtained with Tresiba®. Following the successful completion of the phase 1 trial, planning of phase 2 is proceeding with initiation expected before the end of 2018. Development of PI406 (NN1406) to be discontinued following phase 1 results In November 2017, Novo Nordisk completed a phase 1 trial with PI406 in people with type 1 diabetes. The phase 1 trial was a randomised clinical proof-of-principle trial investigating the pharmacokinetics (PK), pharmacodynamics (PD), the liver preferentiality and safety of PI406. Following the completion of the trial, a benefit/risk assessment was conducted and it was concluded that despite of the liver preferentiality of PI406, the observed PK/PD profile does not seem optimal for bolus insulin. Consequently, Novo Nordisk has discontinued further development of PI406. HypoPen 1513 (NN9513) phase 1 trial initiated In February, Novo Nordisk initiated the first phase 1 trial with HypoPen 1513, an easy-to-use glucagon product for treatment of severe hypoglycaemia. HypoPen 1513 is a glucagon analogue that is physically and chemically stable with a pharmacological profile that is similar to native glucagon. The purpose of this first trial in humans is to evaluate safety and tolerability of a single-dose HypoPen 1513 across a broad dose range. OBESITY AM833 (NN9838) phase 1 trial successfully completed In April, Novo Nordisk completed a phase 1 multiple dose trial, investigating the safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) of multiple subcutaneous doses of AM833, dosed either once daily or once weekly in individuals being overweight or with obesity. AM833 is a long-acting amylin analogue designed for weight management treatment following once-weekly dosing. The trial demonstrated that AM833 was safe and well- tolerated and with a PK profile supporting once-weekly dosing. There was an intended weight-loss observed with AM833 compared to placebo, and Novo Nordisk is consequently planning to proceed to phase 2 with an expected initiation early 2019. BIOPHARMACEUTICALS Novo Nordisk files for regulatory approval of long-acting factor VIII (N8-GP - NN7088) in the USA and the EU for treatment of haemophilia A In February, Novo Nordisk announced the submission of a Biologics License Application (BLA) to the US FDA and a Marketing Authorisation Application (MAA) to the EMA for N8-GP, an extended half-life factor VIII for treatment of people with haemophilia A. The submission was based on results from the pathfinder clinical trial programme. The pathfinder programme included more than 250 people with haemophilia A and investigated efficacy and safety of N8-GP in adults and children as well as people undergoing surgery. In the trial, adults treated prophylactically with N8-GP every fourth day experienced a median annualised bleeding rate of 1.3 episodes compared to 30.9 episodes for people treated on-demand. Paediatric participants experienced a median annualised bleeding rate of 1.95 episodes when administered twice weekly. In the surgery trial, all surgeries were effectively performed with N8-GP, and clinical efficacy evaluated by haemostatic response was reported as ‘excellent’ or ‘good’ in 43 out of the 45 performed surgeries. Across the pathfinder clinical trial programme, N8-GP demonstrated a safe and well-tolerated profile. Phase 1/ 2 multiple-dose trial with SC N8-GP (NN7170) initiated following completion of single-dose trial In February, Novo Nordisk initiated the multiple-dose part of the phase 1/2 trial, Alleviate 1, with SC N8-GP following the completion of the single-dose part of the trial. SC N8-GP is a subcutaneous (SC) formulation of glycopegylated recombinant factor VIII (turoctocog alfa) intended to be a convenient subcutaneous treatment with N8-GP for bleeding prophylaxis in patients with haemophilia A. Alleviate 1 is a phase 1/2 single and multiple dosing trial to assess the safety, PK and preliminary efficacy in prevention of bleeds following single and multiple administrations of SC N8-GP in patients with severe haemophilia A. Financial report for the period 1 January 2018 to 31 March 2018 Page 15 of 29 Financial Performance Outlook R&D Sustainability Equity Financial Information Company announcement No 37 / 2018

Novo Nordisk obtains exclusive worldwide licence to EpiDestiny’s sickle cell disease programme In April, Novo Nordisk and EpiDestiny announced that Novo Nordisk has obtained an exclusive worldwide licence to EpiDestiny’s sickle cell disease (SCD) programme, EPI01. EpiDestiny is eligible to receive more than 400 million US dollars in upfront, development and sales milestone payments and will get royalties on net sales. EpiDestiny and Novo Nordisk will collaborate to develop EPI01 in SCD and beta-thalassaemia. EpiDestiny retains all rights to continue development of EPI01 in oncology. Increasing levels of foetal haemoglobin (HbF) have important clinical benefits in SCD and beta-thalassaemia patients. Elevated HbF correlated with increased red blood cell half-life, reduced number of pain crises and increased life expectancy. EPI01 is a novel, orally available, disease-modifying therapy to increase HbF and interrupt SCD pathophysiology. EpiDestiny recently completed a phase 1 trial with EPI01 in SCD patients demonstrating increased HbF expression and safety after eight weeks of administration in a small patient cohort. The clinical observations demonstrated the potential for EPI01 to serve as a safe and potentially disease-modifying therapy for SCD. Norditropin® label in the USA updated with two additional indications In February, the US FDA approved two new indications for Norditropin®. In addition to the five existing indications, Norditropin® can now be used for treating children with growth failure due to Idiopathic Short Stature (ISS) and Prader-Willi Syndrome (PWS). Financial report for the period 1 January 2018 to 31 March 2018 Page 16 of 29 Financial Performance Outlook R&D Sustainability Equity Financial Information Company announcement No 37 / 2018 SUSTAINABILITY UPDATE The number of employees in Novo Nordisk increased by 2.5% The number of full-time employees at the end of the first three months of 2018 increased by 2.5% compared to 12 months ago. The total number of employees was 43,220, corresponding to 42,688 full-time positions. The growth in employees was mainly driven by the expansion of the global service centre in Bangalore, India, partly offset by workforce reductions in North America Operations. Red Cross and Novo Nordisk announce partnership to tackle chronic care in humanitarian crises Novo Nordisk has partnered with the International Committee of the Red Cross (ICRC) and the Danish Red Cross (DRC) to tackle the growing issue of chronic diseases, including diabetes, that affect millions of people living in humanitarian crises around the world. The partnership will work to ensure efficient supply of low-cost human insulin in vials to Red Cross operations globally, support ICRC’s and DRC’s health programmes including efforts to improve NCD prevention and care and develop 2-3 field projects. The partnership runs for a period of three years from 2018 to 2020. Novo Nordisk intends to adapt its ordering and production procedures to better serve the needs of humanitarian organisations as well as share its knowledge on handling and distributing cold chain products. Furthermore, Novo Nordisk will share its wide experience in building capacity to improve access to diabetes care, and support the development of educational materials on diabetes prevention and care for a humanitarian context. The financial contribution from Novo Nordisk to the partnership amounts to DKK 21.5 million. EQUITY Total equity was DKK 44,238 million at the end of the first three months of 2018, equivalent to 47.3% of total assets, compared with 42.8% at the end of the first three months of 2017. Please refer to appendix 5 for further elaboration of changes in equity. Reduction in share capital At the Annual General Meeting of Novo Nordisk A/S, held on 22 March 2018, a 2.00% reduction in the total share capital was approved. The reduction was effectuated by a cancellation of 50,000,000 treasury B shares of DKK 0.20 at a nominal value of DKK 10,000,000. After the legal implementation of the share capital reduction on 24 April 2018, Novo Nordisk’s share capital now amounts to DKK 490,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 382,512,800. 2018 share repurchase programme On 5 February 2018, Novo Nordisk announced a share repurchase programme of up to DKK 2.5 billion to be executed from 6 February to 30 April 2018, as part of an overall programme February 2018 to January 2019 of up to DKK 14 billion to be executed during a 12-month period. The purpose of the programme was to reduce the company’s share capital. Under the programme, Novo Nordisk has repurchased 8,268,117 B shares for an amount of

DKK 2.5 billion in the period from 6 February to 30 April 2018. The programme was concluded on 30 April 2018. As of 30 April 2018, Novo Nordisk A/S has repurchased a total of 11,355,527 B shares equal to a transaction value of DKK 3.5 billion under the DKK 14 billion programme beginning 1 February 2018. As of 30 April 2018, Novo Nordisk A/S and its wholly-owned affiliates owned 21,330,353 of its own B shares, corresponding to 0.9% of the total share capital. Share repurchase under the overall programme of up to DKK 14 billion in the period February 2018 to January 2019 is expected to be resumed shortly. As announced in February 2018, Novo Nordisk’s majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a year-by-year basis. For 2018, Novo Holdings A/S has informed Novo Nordisk that it plans to participate in the share repurchase programme. Novo Holdings A/S has an ownership of 28.5% of the Novo Nordisk share capital after the implementation of the share capital decrease and Novo Holdings A/S currently intends to maintain its ownership of the Novo Nordisk share capital around 28%. Financial report for the period 1 January 2018 to 31 March 2018 Page 17 of 29 Financial Performance Outlook R&D Sustainability Equity Financial Information Company announcement No 37 / 2018

Forward-looking statements Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2017 and Form 20-F, both filed with the SEC in February 2018, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to: • statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto • statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures • statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and • statements regarding the assumptions underlying or relating to such statements. In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and Equity’. These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance. For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘The Risks of Doing Business’ on pp 40-43 of the Annual Report 2017. Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise. Financial report for the period 1 January 2018 to 31 March 2018 Page 18 of 29 Financial Performance Outlook R&D Sustainability Equity Financial Information Company announcement No 37 / 2018

MANAGEMENT STATEMENT The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first three months of 2018. The financial report has not been audited or reviewed by the company’s independent auditors. The financial report for the first three months of 2018 has been prepared in accordance with IAS 34 'Interim Financial Reporting’. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2017 of Novo Nordisk, except for the adoption of new, amended or revised standards and interpretations (IFRSs) as published by the IASB that are endorsed by the EU effective as of 1 January 2018. This includes IFRS 9 'Financial Instruments' applied prospectively and IFRS 15 'Revenue from Contracts with Customers' applied modified retrospectively. Furthermore, the financial report for the first three months of 2018 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first three months of 2018 is adequate. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies. Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2017. Bagsværd, 2 May 2018 Executive Management: Lars Fruergaard Jørgensen President and CEO Karsten Munk Knudsen CFO Jesper Brandgaard Lars Green Camilla Sylvest Mads Krogsgaard Thomsen Henrik Wulff Board of Directors: Helge Lund Chairman Jeppe Christiansen Vice chairman Brian Daniels Andreas Fibig Sylvie Grégoire Liz Hewitt Mette Bøjer Jensen Kasim Kutay Anne Marie Kverneland Martin Mackay Thomas Rantzau Stig Strøbæk Financial report for the period 1 January 2018 to 31 March 2018 Page 19 of 29 Financial Performance Outlook R&D Sustainability Equity Financial Information Company announcement No 37 / 2018

Financial report for the period 1 January 2018 to 31 March 2018 Page 20 of 29

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).

	2018	2017				% change
	Q1	Q4	Q3	Q2	Q1	*Q1 2018 vs Q1 2017*
Net sales	**26.930**	**27.992**	**26.614**	**28.638**	**28.452**	*(5%)*
Gross profit	22,733	23,292	22,342	24,229	24,201	*(6%)*
Gross margin	*84.4%*	*83.2%*	*83.9%*	*84.6%*	*85.1%*	
Sales and distribution costs	6,451	8,295	6,497	6,761	6,787	*(5%)*
Percentage of sales	*24.0%*	*29.6%*	*24.4%*	*23.6%*	*23.9%*	
Research and development costs	3,321	3,983	3,328	3,414	3,289	*1%*
Percentage of sales	*12.3%*	*14.2%*	*12.5%*	*11.9%*	*11.6%*	
Administrative costs	864	1,118	896	857	913	*(5%)*
Percentage of sales	*3.2%*	*4.0%*	*3.4%*	*3.0%*	*3.2%*	
Other operating income, net	351	151	423	189	278	*26%*
Operating profit	**12,448**	**10,047**	**12,044**	**13,386**	**13,490**	*(8%)*
Operating margin	*46.2%*	*35.9%*	*45.3%*	*46.7%*	*47.4%*	
Financial income	1,198	175	392	421	258	*N/A*
Financial expenses	37	(349)	(26)	1,164	744	*N/A*
Financial items (net)	1,161	524	418	(743)	(486)	*N/A*
Profit before income taxes	13,609	10,571	12,462	12,643	13,004	*5%*
Income taxes	2,858	2,318	2,692	2,692	2,848	*0%*
Net profit	**10,751**	**8,253**	**9,770**	**9,951**	**10,156**	*6%*
Depreciation, amortisation and impairment losses	732	905	706	863	708	*3%*
Capital expenditure (net)	2,310	3,043	2,098	1,934	1,604	*44%*
Net cash generated from operating activities	9,815	6,032	12,921	10,117	12,098	*(19%)*
Free cash flow	7,241	2,866	10,930	8,392	10,400	*(30%)*
Total assets	93,558	102,355	97,891	97,825	94,213	*(1%)*
Total equity	44,238	49,815	46,946	48,436	40,301	*10%*
Equity ratio	*47.3%*	*48.7%*	*48.0%*	*49.5%*	*42.8%*	
Full-time equivalent employees end of period	42,688	42,076	41,656	41,385	41,636	*3%*
Basic earnings per share/ADR (in DKK)	4.41	3.38	3.96	4.01	4.07	*8%*
Diluted earnings per share/ADR (in DKK)	4.40	3.36	3.96	4.01	4.06	*8%*
Average number of shares outstanding (million)	2,437.3	2,451.2	2,465.6	2,480.2	2,495.8	*(2%)*
Average number of diluted shares outstanding (million)	2,442.3	2,456.1	2,469.4	2,484.1	2,500.0	*(2%)*
Sales by business segment:						
Long-acting insulin	4,873	5,494	5,098	5,976	5,606	*(13%)*
Premix insulin	2,642	2,622	2,562	2,704	2,861	*(8%)*
Fast-acting insulin	4,778	4,618	5,087	5,102	5,317	*(10%)*
Human insulin[1]	2,366	2,393	2,429	2,455	2,516	*(6%)*
Total insulin	14,659	15,127	15,176	16,237	16,300	*(10%)*
Total GLP-1	6,058	6,305	5,343	5,775	5,750	*5%*
Other diabetes care[1]	1,121	1,014	1,044	1,072	1,172	*(4%)*
Total diabetes care	**21,838**	**22,446**	**21,563**	**23,084**	**23,222**	*(6%)*
Obesity (Saxenda®)	770	697	640	686	539	*43%*
Diabetes care and obesity total	**22,608**	**23,143**	**22,203**	**23,770**	**23,761**	*(5%)*
Haemophilia	2,503	2,750	2,404	2,739	2,576	*(3%)*
Growth disorders	1,481	1,709	1,621	1,679	1,646	*(10%)*
Other biopharmaceuticals	338	390	386	450	469	*(28%)*
Biopharmaceuticals total	**4,322**	**4,849**	**4,411**	**4,868**	**4,691**	*(8%)*
Sales by geographic segment:						
North America Operations	**13,366**	**14,434**	**13,532**	**15,103**	**14,940**	*(11%)*
- USA	12,878	13,879	12,967	14,583	14,402	*(11%)*
International Operations	**13,564**	**13,558**	**13,082**	**13,535**	**13,512**	*0%*
- Region Europe	5,233	5,418	5,190	5,355	5,226	*0%*
- Region AAMEO	2,899	3,068	2,929	3,057	2,964	*(2%)*
- Region China	3,029	2,510	2,531	2,608	3,060	*(1%)*
- Region Japan & Korea	1,257	1,570	1,462	1,573	1,467	*(14%)*
- Region Latin America	1,146	992	970	942	795	*44%*
Segment operating profit:						
Diabetes care and obesity	9,934	7,689	9,298	10,735	10,631	*(7%)*
Biopharmaceuticals	2,514	2,358	2,746	2,651	2,859	*(12%)*

[1] Comparative figures have been restated as sales of bulk insulin is now disclosed as part of other diabetes care.

Financial Performance | Outlook | R&D | Sustainability | Equity | Financial Information

Company announcement No 37 / 2018

APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME Q1 Q1 DKK million 2018 2017 Income statement Net sales 26,930 28,452 Cost of goods sold 4,197 4,251 Gross profit 22,733 24,201 Sales and distribution costs 6,451 6,787 Research and development costs 3,321 3,289 Administrative costs 864 913 Other operating income, net 351 278 Operating profit 12,448 13,490 Financial income 1,198 258 Financial expenses 37 744 Profit before income taxes 13,609 13,004 Income taxes 2,858 2,848 NET PROFIT 10,751 10,156 Basic earnings per share (DKK) 4.41 4.07 Diluted earnings per share (DKK) 4.40 4.06 Segment Information Segment sales: Diabetes care and obesity 22,608 23,761 Biopharmaceuticals 4,322 4,691 Segment operating profit: Diabetes care and obesity 9,934 10,631 Operating margin 43.9% 44.7% Biopharmaceuticals 2,514 2,859 Operating margin 58.2% 60.9% Total segment operating profit 12,448 13,490 Statement of comprehensive income Net profit for the Period 10,751 10,156 Other comprehensive income Items that will not subsequently be reclassified to the Income statement Remeasurements on defined benefit plans 76 85 Items that will be reclassified subsequently to the Income statement Exchange rate adjustments of investments in subsidiaries 33 (56) Cash flow hedges, realisation of previously deferred (gains)/losses (1,084) 589 Cash flow hedges, deferred gains/(losses) incurred during the period 637 (6) Other items 13 (138) Tax on other comprehensive income, income/(expense) 62 19 Other comprehensive income for the Period, net of tax (263) 493 TOTAL COMPREHENSIVE INCOME FOR THE PERIOD 10,488 10,649 Financial report for the period 1 January 2018 to 31 March 2018 Page 21 of 29 Financial Performance Outlook R&D Sustainability Equity Financial Information Company announcement No 37 / 2018

APPENDIX 3: CASH FLOW STATEMENT DKK million Q1 2018 Q1 2017 Net profit 10,751 10,156 Adjustment for non-cash items: Income taxes in the Income Statement 2,858 2,848 Depreciation, amortisation and impairment losses 732 708 NNIT non-recurring income included in 'other operating income' (122) — Other non-cash items (699) 1,995 Change in working capital 644 (90) Interest received 12 30 Interest paid (33) (21) Income taxes paid (4,328) (3,528) Net cash generated from operating activities 9,815 12,098 Proceeds from the partial divestment NNIT A/S 368 — Purchase of intangible assets (885) (108) Purchase of property, plant and equipment (2,073) (1,604) Proceeds from other financial assets 6 — Sale of marketable securities — 1,006 Dividend received from associated company 10 14 Net cash used in investing activities (2,574) (692) Purchase of treasury shares, net (4,334) (4,245) Dividends paid (11,810) (11,448) Withheld dividend tax 2,007 1,968 Net cash used in financing activities (14,137) (13,725) NET CASH GENERATED FROM ACTIVITIES (6,896) (2,319) Cash and cash equivalents at the beginning of the year 17,158 18,461 Exchange gain/(loss) on cash and cash equivalents 23 8 Cash and cash equivalents at the end of the period 10,285 16,150 Financial report for the period 1 January 2018 to 31 March 2018 Page 22 of 29 Financial Performance Outlook R&D Sustainability Equity Financial Information Company announcement No 37 / 2018

APPENDIX 4: BALANCE SHEET DKK million 31 Mar 2018 31 Dec 2017 ASSETS Intangible assets 4,035 3,325 Property, plant and equipment 36,134 35,247 Investment in associated company 530 784 Deferred income tax assets 1,914 1,941 Other financial assets 1,030 978 TOTAL NON-CURRENT ASSETS 43,643 42,275 Inventories 15,867 15,373 Trade receivables 16,342 20,165 Tax receivables 2,309 958 Other receivables and prepayments 2,660 2,428 Derivative financial instruments 2,224 2,304 Cash at bank 10,513 18,852 TOTAL CURRENT ASSETS 49,915 60,080 TOTAL ASSETS 93,558 102,355 EQUITY AND LIABILITIES Share capital 500 500 Treasury shares (14) (11) Retained earnings 43,652 48,977 Other reserves 100 349 TOTAL EQUITY 44,238 49,815 Deferred income tax liabilities 791 846 Retirement benefit obligations 1,196 1,336 Provisions 3,165 3,302 Total non-current liabilities 5,152 5,484 Current debt 228 1,694 Trade payables 4,117 5,610 Tax payables 4,093 4,242 Other liabilities 15,441 14,446 Derivative financial instruments 278 309 Provisions 20,011 20,755 Total current liabilities 44,168 47,056 TOTAL LIABILITIES 49,320 52,540 TOTAL EQUITY AND LIABILITIES 93,558 102,355 Financial report for the period 1 January 2018 to 31 March 2018 Page 23 of 29 Financial Performance Outlook R&D Sustainability Equity Financial Information Company announcement No 37 / 2018

Financial report for the period 1 January 2018 to 31 March 2018 Page 24 of 29

APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves: Exchange rate adjust-ments	Other reserves: Cash flow hedges	Other reserves: Tax and other adjust-ments	Other reserves: Total other reserves	Total
Q1 2018								
Balance at the beginning of the period	500	(11)	48,977	(1,556)	2,027	(122)	349	49,815
Change in accounting policy, IFRS 9			(90)			90	90	—
Net profit for the period			10,751					10,751
Other comprehensive income for the period			76	33	(447)	75	(339)	(263)
Total comprehensive income for the period			10,737	33	(447)	165	(249)	10,488
Transactions with owners:								
Dividends			(11,810)					(11,810)
Share-based payments			97					97
Tax credit related to restricted stock units			(18)					(18)
Purchase of treasury shares		(3)	(4,331)					(4,334)
Balance at the end of the period	**500**	**(14)**	**43,652**	**(1,523)**	**1,580**	**43**	**100**	**44,238**

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves: Exchange rate adjust-ments	Other reserves: Cash flow hedges	Other reserves: Tax and other adjust-ments	Other reserves: Total other reserves	Total
Q1 2017								
Balance at the beginning of the period	510	(9)	46,111	(924)	(1,915)	1,496	(1,343)	45,269
Net profit for the period			10,156					10,156
Other comprehensive income for the period			85	(56)	583	(119)	408	493
Total comprehensive income for the period			10,241	(56)	583	(119)	408	10,649
Transactions with owners:								
Dividends			(11,448)					(11,448)
Share-based payments			79					79
Tax credit related to restricted stock units			(3)					(3)
Purchase of treasury shares		(4)	(4,241)					(4,245)
Balance at the end of the period	**510**	**(13)**	**40,739**	**(980)**	**(1,332)**	**1,377**	**(935)**	**40,301**

Financial Performance | Outlook | R&D | Sustainability | Equity | Financial Information

Company announcement No 37 / 2018

Financial report for the period 1 January 2018 to 31 March 2018 Page 25 of 29

APPENDIX 6: REGIONAL SALES SPLIT

Q1 2018 sales split per region

DKK million	Total	North America Operations	USA	International Operations	Region Europe	Region AAMEO	Region China	Region Japan & Korea	Region Latin America
The diabetes care and obesity segment									
Long-acting insulin	4,873	2,981	2,917	1,892	1,005	310	204	197	176
% change in local currencies	(3%)	(10%)	(10%)	13%	4%	30%	22%	6%	42%
Tresiba®	1,755	1,119	1,110	636	274	90	2	172	98
% change in local currencies	33%	34%	33%	31%	24%	82%	100%	10%	63%
Levemir®	2,780	1,768	1,714	1,012	510	202	202	25	73
% change in local currencies	(22%)	(29%)	(29%)	(6%)	(21%)	7%	21%	(15%)	15%
Premix insulin	2,642	411	402	2,231	428	635	989	147	32
% change in local currencies	1%	(17%)	(16%)	5%	(9%)	14%	7%	3%	22%
NovoMix®	2,501	411	402	2,090	419	577	989	80	25
% change in local currencies	(1%)	(17%)	(16%)	3%	(10%)	11%	7%	(22%)	18%
Fast-acting insulin	4,778	2,542	2,454	2,236	1,096	498	369	190	83
% change in local currencies	0%	(7%)	(7%)	10%	6%	13%	17%	(7%)	47%
NovoRapid®	4,695	2,522	2,439	2,173	1,033	498	369	190	83
% change in local currencies	(2%)	(7%)	(7%)	7%	0%	13%	17%	(7%)	47%
Human insulin	2,366	485	453	1,881	404	474	799	42	162
% change in local currencies	3%	31%	38%	(3%)	(7%)	8%	(9%)	(19%)	12%
Total insulin	14,659	6,419	6,227	8,240	2,933	1,917	2,361	576	453
% change in local currencies	0%	(7%)	(7%)	6%	1%	14%	3%	(2%)	30%
Victoza®	5,989	4,518	4,390	1,471	871	237	110	126	127
% change in local currencies	18%	19%	20%	12%	7%	16%	53%	3%	24%
Other diabetes care[1]	1,190	289	250	901	138	160	502	83	18
% change in local currencies	11%	40%	46%	4%	(9%)	(6%)	11%	1%	47%
Total diabetes care	**21,838**	**11,226**	**10,865**	**10,612**	**3,942**	**2,314**	**2,973**	**785**	**598**
% change in local currencies	**5%**	**3%**	**3%**	**7%**	**2%**	**13%**	**6%**	**(1%)**	**29%**
Obesity (Saxenda®)	770	550	504	220	38	92	—	—	90
% change in local currencies	64%	55%	55%	92%	138%	141%	—	—	51%
Diabetes care and obesity total	**22,608**	**11,776**	**11,370**	**10,832**	**3,980**	**2,406**	**2,973**	**785**	**688**
% change in local currencies	**6%**	**5%**	**5%**	**8%**	**2%**	**15%**	**6%**	**(1%)**	**31%**
The biopharmaceuticals segment									
Haemophilia	2,503	928	899	1,575	708	287	51	133	396
% change in local currencies	7%	(13%)	(12%)	24%	(5%)	4%	0%	(9%)	424%
NovoSeven®	*2,154*	*818*	*792*	*1,336*	*534*	*263*	*51*	*96*	*392*
% change in local currencies	*3%*	*(17%)*	*(17%)*	*22%*	*(14%)*	*(3%)*	*0%*	*(11%)*	*431%*
NovoEight®	*296*	*76*	*76*	*220*	*167*	*16*	—	*33*	*4*
% change in local currencies	*38%*	*40%*	*39%*	*37%*	*39%*	*350%*	—	*(8%)*	*150%*
Growth disorders	1,481	550	548	931	378	155	4	332	62
% change in local currencies	0%	12%	11%	(7%)	(3%)	(13%)	0%	(11%)	20%
Other biopharmaceuticals	338	112	61	226	167	51	1	7	—
% change in local currencies	(23%)	(34%)	(48%)	(16%)	(8%)	(10%)	(67%)	(74%)	—
Biopharmaceuticals total	**4,322**	**1,590**	**1,509**	**2,732**	**1,253**	**493**	**56**	**472**	**458**
% change in local currencies	**1%**	**(8%)**	**(7%)**	**8%**	**(5%)**	**(4%)**	**(3%)**	**(14%)**	**251%**
Total sales	**26,930**	**13,366**	**12,878**	**13,564**	**5,233**	**2,899**	**3,029**	**1,257**	**1,146**
% change in local currencies	**5%**	**3%**	**3%**	**8%**	**1%**	**12%**	**6%**	**(6%)**	**73%**
% change as reported	**(5%)**	**(11%)**	**(11%)**	**0%**	**0%**	**(2%)**	**(1%)**	**(14%)**	**44%**
Share of growth	**100%**	**30%**	**30%**	**70%**	**2%**	**23%**	**12%**	**(6%)**	**39%**

[1] Primarily NovoNorm®, Ozempic® and needles.

Financial Performance | Outlook | R&D | Sustainability | Equity | Financial Information

Company announcement No 37 / 2018

APPENDIX 7: KEY CURRENCY ASSUMPTIONS DKK per 100 2016 average exchange rates 2017 average exchange rates YTD 2018 average exchange rates as of 25 April 2018 Current exchange rates as of 25 April 2018 USD                       673 660 606 612 CNY 101.3 97.6 95.5 96.8 JPY 6.21 5.88 5.60 5.60 GBP 911 849 845 853 CAD 508 508 479 474 Financial report for the period 1 January 2018 to 31 March 2018 Page 26 of 29 Financial Performance Outlook R&D Sustainability Equity Financial Information Company announcement No 37 / 2018

Financial report for the period 1 January 2018 to 31 March 2018

Page 27 of 29

APPENDIX 8: QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes in DKK are based on the changes in the 'Quarterly numbers in DKK', see appendix 1. The specified percentage changes in USD is calculated as a development in USD numbers in this appendix.

(Amounts in USD million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).

	2018	2017				% change Q1 2018 vs Q1 2017 in USD	% change Q1 2018 vs Q1 2017 in DKK
	Q1	Q4	Q3	Q2	Q1		
Net sales	**4,446**	**4,418**	**4,198**	**4,230**	**4,073**	**9%**	**(5%)**
Gross profit	3,753	3,678	3,526	3,579	3,465	*8%*	*(6%)*
Gross margin	*84.4%*	*83.2%*	*83.9%*	*84.6%*	*85.1%*		
Sales and distribution costs	1,065	1,299	1,023	999	972	*10%*	*(5%)*
Percentage of sales	*24.0%*	*29.6%*	*24.4%*	*23.6%*	*23.9%*		
Research and development costs	548	625	523	504	471	*16%*	*1%*
Percentage of sales	*12.3%*	*14.2%*	*12.5%*	*11.9%*	*11.6%*		
Administrative costs	143	175	141	126	131	*9%*	*(5%)*
Percentage of sales	*3.2%*	*4.0%*	*3.4%*	*3.0%*	*3.2%*		
Other operating income, net	58	25	65	28	40	*45%*	*26%*
Operating profit	**2,055**	**1,604**	**1,904**	**1,978**	**1,931**	***6%***	***(8%)***
Operating margin	*46.2%*	*35.9%*	*45.3%*	*46.7%*	*47.4%*		
Financial income	198	29	61	62	37	*N/A*	*N/A*
Financial expenses	6	(49)	3	172	106	*N/A*	*N/A*
Financial items (net)	192	78	58	(110)	(69)	*N/A*	*N/A*
Profit before income taxes	2,247	1,682	1,962	1,868	1,862	*21%*	*5%*
Income taxes	472	368	424	398	408	*16%*	*0%*
Net profit	**1,775**	**1,314**	**1,538**	**1,470**	**1,454**	***22%***	***6%***
Depreciation, amortisation and impairment losses	121	142	112	127	101	*20%*	*3%*
Capital expenditure (net)	381	473	327	285	230	*66%*	*44%*
Net cash generated from operating activities	1,620	988	2,017	1,499	1,732	*(6%)*	*(19%)*
Free cash flow	1,195	497	1,706	1,244	1,489	*(20%)*	*(30%)*
Total assets	15,577	16,491	15,540	15,004	13,532	*15%*	*(1%)*
Total equity	7,365	8,026	7,452	7,429	5,789	*27%*	*10%*
Equity ratio	*47.3%*	*48.7%*	*48.0%*	*49.5%*	*42.8%*		
Full-time equivalent employees end of period	42,688	42,076	41,656	41,385	41,636	*3%*	*3%*
Basic earnings per share/ADR (in DKK)	0.73	0.54	0.62	0.60	0.58	*26%*	*8%*
Diluted earnings per share/ADR (in DKK)	0.73	0.53	0.63	0.59	0.58	*26%*	*8%*
Average number of shares outstanding (million)	2,437.3	2,451.2	2,465.6	2,480.2	2,495.8	*(2%)*	*(2%)*
Average number of diluted shares outstanding (million)	2,442.3	2,456.1	2,469.4	2,484.1	2,500.0	*(2%)*	*(2%)*
Sales by business segment:							
Long-acting insulin	805	868	806	883	802	*0%*	*(13%)*
Premix insulin	436	414	405	399	410	*6%*	*(8%)*
Fast-acting insulin	789	732	800	755	761	*4%*	*(10%)*
Human insulin[1]	391	378	382	363	360	*9%*	*(6%)*
Total insulin	2,421	2,392	2,393	2,400	2,333	*4%*	*(10%)*
Total GLP-1	1,000	991	843	853	823	*22%*	*5%*
Other diabetes care[1]	185	161	165	158	168	*10%*	*(4%)*
Total diabetes care	**3,606**	**3,544**	**3,401**	**3,411**	**3,324**	***8%***	***(6%)***
Obesity (Saxenda®)	127	109	101	101	77	*65%*	*43%*
Diabetes care and obesity total	**3,733**	**3,653**	**3,502**	**3,512**	**3,401**	***10%***	***(5%)***
Haemophilia	413	434	380	403	369	*12%*	*(3%)*
Growth disorders	244	269	255	248	236	*3%*	*(10%)*
Other biopharmaceuticals	56	62	61	67	67	*(16%)*	*(28%)*
Biopharmaceuticals total	**713**	**765**	**696**	**718**	**672**	***6%***	***(8%)***
Sales by geographic segment:							
North America Operations	**2,206**	**2,279**	**2,139**	**2,230**	**2,139**	***3%***	***(11%)***
- USA	2,126	2,191	2,050	2,154	2,062	*3%*	*(11%)*
International Operations	**2,240**	**2,139**	**2,059**	**2,000**	**1,934**	***16%***	***0%***
- Region Europe	864	855	816	791	748	*16%*	*0%*
- Region AAMEO	479	483	461	452	424	*13%*	*(2%)*
- Region China	500	397	401	386	438	*14%*	*(1%)*
- Region Japan & Korea	208	248	230	232	210	*(1%)*	*(14%)*
- Region Latin America	189	156	151	139	114	*66%*	*44%*
Segment operating profit:							
Diabetes care and obesity	1,640	1,229	1,472	1,586	1,522	*8%*	*(7%)*
Biopharmaceuticals	415	375	432	392	409	*1%*	*(12%)*

[1] Comparative figures have been restated as sales of bulk insulin is now disclosed as part of other diabetes care.

Financial Performance | Outlook | R&D | Sustainability | Equity | Financial Information

Company announcement No 37 / 2018

APPENDIX 9: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION) In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are: • Sales growth in local currencies • Operating profit growth in local currencies • Free cash flow Sales and operating profit growth in local currencies Growth in local currencies’ means that the effect of changes in exchange rates is excluded. It is defined as sales/operating profit for the period measured at the average exchange rates for the same period prior year compared with realised sales/operating profit for the same period prior year. Countries with hyperinflation as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid that growth in local currencies are artificially inflated. Management believes that growth in local currencies is relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations. Sales in local currencies DKK million Q1 2018 Q1 2017 Net sales 26,930 28,452 Effect of exchange rate 3,006 (450) Sales in local currencies 29,936 28,002 Operating profit in local currencies DKK million Q1 2018 Q1 2017 Operating profit 12,448 13,490 Effect of exchange rate 1,880 (458) Operating profit in local currencies 14,328 13,032 Free cash flow Novo Nordisk defines free cash flow as ’net cash generated from operating activities’ less ‘net cash used in investing activities’ excluding net change of marketable securities. A positive free cash flow shows that the Group is able to finance its activities and that external financing is thus not necessary for the Group’s operating activities. Therefore, management believes that this non- IFRS liquidity measure provides useful information to investors in addition to the most directly comparable IFRS financial measure ‘Net cash generated from operating activities’. Free cash flow DKK million Q1 2018 Q1 2017 Net cash generated from operating activities 9,815 12,098 Net cash used in investing activities (2,574) (692) Net purchase of marketable securities — (1,006) Free cash flow 7,241 10,400 Financial report for the period 1 January 2018 to 31 March 2018 Page 28 of 29 Financial Performance Outlook R&D Sustainability Equity Financial Information Company announcement No 37 / 2018

APPENDIX 10: NEW ACCOUNTING STANDARDS IN 2018 As of 1 January 2018 Novo Nordisk applies, for the first time, IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’. As required by IAS 34, the effect of the implementation are disclosed below. The impact of the implementation of IFRS 9 and IFRS 15 has been immaterial in relation to recognition and measurement. Effect from IFRS 9 The implementation of IFRS 9 'Financial instruments' that replaces IAS 39 'Financial Instruments: Recognition and Measurement', has had the effect that the changes to the fair value of minor shareholdings are now, on an investment-by-investment basis, either recognised in the Income statement or Other comprehensive income. Changes in the fair value of current minor shareholdings are recognised in the Income statement. Previously fair value changes were recognised in Other comprehensive income. Furthermore hedge accounting is applied for the time value of currency options (open at closing date). Novo Nordisk has implemented these changes using the prospective approach. The effect on the financial statements is specified in the table below. 31 March 2018 DKK million Previous accounting practice Effect from change of practice New accounting practice Income statement — 72 72 Statement of other comprehensive income 72 (72) — Equity statement1) — — — 1) As a result of changed accounting practice DKK 90 million is moved from other reserves to retained earnings within equity as an adjustment to opening equity 1 January 2018. Effect from IFRS 15 The group has implemented IFRS 15 'Revenue from Contracts with Customers' using the modified retrospective approach. IFRS 15 replaces the current standards on revenue (IAS 11 'Construction Contracts' and IAS 18 'Revenue'). There is no significant effect on the financial statements. Financial report for the period 1 January 2018 to 31 March 2018 Page 29 of 29 Financial Performance Outlook R&D Sustainability Equity Financial Information Company announcement No 37 / 2018